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05006398

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME OT Multimedia

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5059 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/10/05



Multimedia

RELEASE

ARIS
12-31-04

PT Multimedia
Announces 2004 Audited Year End Results and an Increase in the Proposed Cash Dividend for 2004

Lisbon, Portugal, 3 March 2005 – PT Multimedia announced today its full audited results for the year ended 31 December 2004 and an increase in the proposed cash dividend to Euro 0.50 per share.

In 2004, consolidated operating revenues amounted to Euro 729.8 million. EBITDA reached Euro 191.6 million, equivalent to a margin of 26.3%. EBITDA minus Capex reached Euro 111.1 million. Net income for the year amounted to Euro 110.1 million compared to Euro 30.7 million in 2003.

The Pay-TV and Broadband Internet business continued to show high levels of growth and operational profitability. Pay-TV and Broadband Internet revenues grew by 14.5% in 2004 to Euro 495.6 million with an EBITDA margin of 36.9% for the year, and 39.6% in the fourth quarter.

Given the results obtained in 2004, the PT Multimedia Board of Directors has decided to propose at the Annual General Meeting the payment of a cash dividend, for the year ended 31 December 2004 of Euro 0.50 per share. This divided proposal represents more than a six fold increase over the dividend paid for the year ended 31 December 2003.

PT Multimedia's financial statements have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format.

Table 1 – Financial Highlights

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	190.8	194.8	(2.1%)	6.6%	729.8	684.3	6.6%
Pay TV and Broadband Internet	131.4	117.2	12.1%	6.0%	495.6	432.8	14.5%
Operating Costs excluding D&A	138.4	151.0	(8.4%)	5.8%	538.2	549.6	(2.1%)
Pay TV and Broadband Internet	79.4	77.5	2.4%	1.8%	312.8	304.5	2.7%
EBITDA (1)	52.4	43.8	19.6%	8.8%	191.6	134.7	42.2%
Pay TV and Broadband Internet	52.0	39.7	31.0%	13.1%	182.8	128.2	42.6%
Operating Income	38.1	28.2	35.2%	16.1%	133.0	71.7	85.5%
Net Income	61.7	21.9	181.5%	245.6%	110.1	30.7	258.4%
Capex	40.6	18.3	121.5%	200.3%	80.5	57.4	40.2%
Capex as % of Revenues	21.3%	9.4%	11.9pp	13.7pp	11.0%	8.4%	2.6pp
EBITDA minus Capex	11.8	25.5	(53.7%)	(66.0%)	111.1	77.2	43.8%
Net Debt	44.4	65.5	(32.2%)	(38.9%)	44.4	65.5	(32.2%)
EBITDA Margin (2) (%)	27.5%	22.5%	5.0pp	0.6pp	26.3%	19.7%	6.6pp
Pay TV and Broadband Internet	39.6%	33.9%	5.7pp	2.5pp	36.9%	29.6%	7.3pp
Net Debt to EBITDA (x)	0.2	0.4	(0.2x)	(0.2x)	0.2	0.5	(0.3x)
EBITDA Cover (x)	37.3	56.1	(18.9x)	6.3x	40.5	27.1	13.4x

(1) EBITDA = Operating Income + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

- Operating revenues increased by 6.6% y.o.y to Euro 729.8 million in 2004. In the fourth quarter of 2004, operating revenues reached Euro 190.8 million.
- Pay-TV and Broadband Internet operating revenues increased by 14.5% y.o.y to Euro 495.6 million in 2004, representing 67.9% of PT Multimedia's consolidated revenues.
- Consolidated EBITDA increased 42.2% y.o.y in 2004, reaching Euro 191.6 million. In the fourth quarter of 2004, EBITDA grew 19.6% to Euro 52.4 million, on the back of the strong performance in Pay-TV and Broadband Internet, which posted a 31% y.o.y increase in EBITDA to Euro 52.0 million in the fourth quarter of 2004.
- Consolidated EBITDA margin rose by 6.6pp y.o.y to 26.3% in 2004. This continuous increase in margin reflects the systematic increase in margins in Pay-TV and Broadband Internet, whose margin reached 36.9% in 2004, an improvement of 7.3pp y.o.y. In the fourth quarter of 2004, consolidated EBITDA margin reached 27.5% an increase of 5.0pp over the same period last year, underpinned by a margin expansion of 5.7pp in the Pay-TV and Broadband Internet business, which reached a margin of 39.6% in the fourth quarter of 2004.
- Operating income increased by 85.5% y.o.y in 2004 to Euro 133 million. Operating margin in 2004 was 18.2% compared to 10.5% in 2003. In the fourth quarter of 2004, operating income increased by 35.2% y.o.y reaching Euro 38.1 million.
- Net income totalled Euro 110.1 million in 2004, a substantial improvement from the Euro 30.7 million booked in 2003. In the fourth quarter of 2004, net income amounted to Euro 61.7 million, compared to Euro 21.9 million in the same period of 2003.
- In 2004 Capex totalled Euro 80.5 million, an increase of 40.2% y.o.y, corresponding to 11.0% of revenues. Excluding non cash items, Capex totalled Euro 61.1 million in 2004, an increase of 6.4% y.o.y.
- EBITDA minus Capex increased by 43.8% y.o.y to Euro 111.1 million in 2004, equivalent to 15.2% of operating revenues. Excluding non cash items, EBITDA minus Capex in 2004 totalled Euro 130.5 million, an increase of 68.9% y.o.y, equivalent to 17.9% of revenues.
- At the end of December 2004, net debt amounted to Euro 44.4 million, a reduction of Euro 21.1 million from the end of 2003. This reduction in net debt was achieved despite additional paid-in capital contributions of Euro 40 million attributed to Sport TV in July, in connection with to the acquisition of broadcasting rights of Portuguese football league matches for the 2004/2005 to 2007/2008 seasons. In 2004, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and paid Euro 12.6 million in connection with 2003 dividends. Additionally, Euro 5.5 million was invested in the acquisition of the classifieds newspaper Ocasião and a Euro 5 million payment was made for an additional 52.51% stake in Naveprinter.
- In September 2004, PT Multimedia approved the granting of a guarantee to Sport TV, together with PPTV – Publicidade de Portugal e Televisão, S.A. (the other 50% shareholder of Sport TV) in connection with a Euro 70.0 million loan obtained by Sport TV to finance the acquisition of broadcasting rights relating to the Portuguese football league matches during the 2004/2005 to 2007/2008 seasons.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Pay TV and Broadband Internet							
Homes Passed ('000)	2,551	2,472	3.2%	0.9%	2,551	2,472	3.2%
Bi-directional (Broadband Enabled)	2,418	2,221	8.8%	2.0%	2,418	2,221	8.8%
Pay-TV Customers [1,2] ('000)	1,553	1,442	7.7%	2.3%	1,553	1,442	7.7%
Cable	1,160	1,094	6.1%	1.8%	1,160	1,094	6.1%
DTH	393	348	12.9%	4.0%	393	348	12.9%
Net Additions ('000)	35	40	(10.5%)	16.9%	111	134	(17.2%)
Cable	20	21	(3.5%)	24.1%	66	76	(13.2%)
DTH	15	19	(18.4%)	8.5%	45	58	(22.4%)
Churn (%)	11.2%	13.0%	(1.8pp)	(1.4pp)	12.6%	12.5%	0.1pp
Penetration Rate of Cable (%)	45.5%	44.2%	1.2pp	0.4pp	45.5%	44.2%	1.2pp
Premium Subscriptions [2,3] ('000)	863	858	0.6%	1.5%	863	858	0.6%
Pay to Basic Ratio (%)	55.6%	59.5%	(3.9pp)	(0.5pp)	55.6%	59.5%	(3.9pp)
Cable Broadband Accesses ('000)	315	230	36.9%	8.8%	315	230	36.9%
Net Additions	25	28	(7.8%)	22.1%	85	90	(5.5%)
Penetration of Cable Broadband (%)	27.2%	21.1%	6.1pp	1.7pp	27.2%	21.1%	6.1pp
Blended ARPU (Euro)	25.90	24.59	5.3%	1.1%	25.40	23.83	6.6%
Pay TV ARPU	21.20	20.37	4.1%	0.3%	20.88	19.98	4.5%
Cable Internet ARPU	23.52	27.22	(13.6%)	(1.8%)	24.65	28.48	(13.4%)
Audiovisuals							
Tickets Sold ('000)	1,849	1,959	(5.6%)	(15.7%)	8,539	7,997	6.8%
Average Attendance Rates (%)	15.5%	16.3%	(0.8pp)	(2.5pp)	17.7%	18.1%	(0.4pp)
Media							
Average Paid Circulation [4] ('000)							
Jornal de Notícias	114.7	97.7	17.4%	12.2%	113.0	102.5	10.3%
Diário de Noticias	35.2	41.3	(14.9%)	(11.5%)	39.2	47.1	(16.8%)
24 Horas	48.4	43.2	12.1%	0.8%	49.9	47.6	4.9%
Advertising Revenues							
Newspaper Advert. Revenues (Euro mn)	21.6	21.5	0.3%	33.0%	76.7	71.1	7.9%
Cable Advertising Revenues (Euro mn)	6.4	5.2	22.9%	46.2%	20.5	14.9	37.6%

(1) These figures are related to the total number of Pay TV basic customers. PTM's Pay TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(2) These figures include products in temporary promotions, such as "Try and Buy" promotions.
(3) The classification of premium packages for satellite service was changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels, included in the cable basic service, being supplied as a supplementary package, and considered premium. In 2004, PT Multimedia decided to harmonize cable and satellite business models, with the satellite service now having the same channels as cable basic packagr, which resulted in the supplementary satellite package no longer being considered as a premium service.
(4) Source: APTC for the first nine months of 2004 and PT Multimedia since October 2004.

Pay-TV and Broadband Internet

- Pay-TV net additions totalled 35 thousand in the fourth quarter of 2004, with total Pay-TV customers rising by 7.7% y.oy to 1,553 thousand.
- The number of premium subscriptions at the end of the fourth quarter of 2004 reached 863 thousand, an increase of 0.6% y.o.y. In the fourth quarter 2004, premium subscriptions increased by 13 thousand over the third quarter of 2004, primarily because of an increase of Sport TV channel subscriptions during the Christmas period.
- The migration of the entire client database to the new information systems was concluded on January 5, 2005. By mid February, the new information systems efficiency levels were restored to the levels of the old systems.

- The number of set-top-boxes configured for digital service access exceeded 309 thousand at the end of December, an increase of 100 thousand over the same period of 2003. In December of 2004, PT Multimedia decided to disconnect the analogue signal for Premium services by the end of 2005. Migration of current Premium analogue subscribers to digital started in January 2005, with the migration of all Premium analogue customers in the Azores to digital, and subsequently disconnecting the Premium analogue signal in that region.
- At the end of 2004, broadband Internet subscribers totalled 315 thousand, an increase of 36.9% y.o.y. Broadband Internet net additions reached 25 thousand in the fourth quarter of 2004.
- Following the launch of the Zzt prepaid product in May, PT Multimedia has continued to lead the Portuguese Broadband market in terms of innovation, launching in October a service with a 1 Mbps downstream speed. In the fourth quarter of 2004, network testing started on new services to be available during 2005 with downstream speeds between 2Mbs and 20Mbs.
- Blended ARPU in the fourth quarter of 2004 totalled Euro 25.90, an increase of 5.3% y.o.y, due to higher penetration of broadband Internet and a price increase in both the basic package in May and the premium Sports channel in September. Blended ARPU increased despite the dilution of broadband internet ARPU as a result of a significant increase in the customer base and the take-up of "Light" (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services (with no monthly fee).

Audiovisuals

- In 2004, PT Multimedia inaugurated a new cinema complex in Vila Real, with seven screens and closed one theatre in Olhão. PT Multimedia's cinema network currently has 148 screens, with a total of 27,622 seats.
- The number of cinema tickets sold in Portugal in the fourth quarter of 2004 totalled 1.8 million, a decrease of 5.6% y.o.y. This decrease was essentially due to less successful blockbuster titles launched during the Christmas period. Additionally, the unusual sunny winter has drawn potential spectators away from cinema. Effectively attendance rates on rainy weekends may double the attendance rates on sunny ones.
- In the fourth quarter of 2004, PT Multimedia distributed 21 movies, five more than in the fourth quarter of 2003. Among the films launched in the fourth quarter "The Incredibles", "Collateral" and the "Bridget Jones Diary: The Edge of Reason", which contributed most to the distribution revenues increase of 37% y.o.y.

Media

- In the fourth quarter of 2004, advertising revenues in the Media unit increased by 0.3% y.o.y. In 2004, Media advertising revenues increased 7.9% y.o.y, reflecting the recovery of the Portuguese advertising market.
- PT Multimedia's yearly advertising market share in daily press increased by 1.0pp y.o.y. PT Multimedia newspapers accounted for 54.3% of all daily newspaper advertising investment (source: Scanpress).
- In the fourth quarter of 2004, Jornal de Notícias posted a strong performance, with an average paid circulation of 115 thousand copies per day, an increase of 17.4% y.o.y. In 2004, Jornal de Notícias sold 113 thousand copies per edition, an increase of 10.3% y.o.y. According to the Marktest press study, in

the fourth quarter of 2004, Jornal de Notícias maintained its leadership position, with an 11.8% audience share.

- In the fourth quarter of 2004, Diário de Notícias registered an average daily paid circulation of 35 thousand copies, a decrease of 14.9% y.o.y. In 2004, the Diário de Notícias, sold an average of 39 thousand copies a day, a decrease of 16.8% y.o.y.
- 24 Horas continues to post circulation levels higher than those in 2003. During the fourth quarter of 2004, the average paid circulation was 48 thousand copies per edition, which represents an increase of 12.1% y.o.y. In 2004, average daily circulation rates increased by 4.9% to approximately 50 thousand copies per day.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**190.8**	**194.8**	**(2.1%)**	**6.6%**	**729.8**	**684.3**	**6.6%**
Services Rendered	163.0	148.5	9.7%	6.9%	617.1	544.9	13.2%
Sales and Other	27.8	46.3	(39.9%)	5.1%	112.7	139.5	(19.2%)
Operating Costs excluding D&A	**138.4**	**151.0**	**(8.4%)**	**5.8%**	**538.2**	**549.6**	**(2.1%)**
Wages and Salaries	24.0	22.3	7.6%	13.9%	87.3	84.9	2.8%
Costs of Telecommunications	7.5	6.4	17.1%	24.7%	26.8	25.2	6.4%
Subsidies	(0.7)	(0.0)	n.m.	n.m.	(1.1)	(0.3)	n.m.
Programming Costs	31.4	31.8	(1.1%)	1.8%	122.4	123.2	(0.6%)
Maintenance and Repairs	4.7	5.8	(19.4%)	0.8%	16.9	15.0	12.8%
Own Work Capitalised	(0.3)	(0.3)	10.3%	(20.6%)	(1.0)	(1.0)	(1.6%)
Raw Materials and Consumables	6.0	7.1	(15.3%)	20.7%	23.4	23.1	1.2%
Costs of Products Sold	5.9	25.1	(76.5%)	19.1%	25.7	59.1	(56.6%)
Marketing and Publicity	10.5	7.7	36.4%	30.2%	39.6	30.2	30.9%
Other General and Administrative	49.5	48.3	2.4%	15.8%	189.6	183.7	3.2%
Provisions	1.8	1.1	69.3%	(58.8%)	12.6	14.2	(11.8%)
Other Net Operating Income	(3.9)	(5.5)	29.0%	308.8%	(8.3)	(12.5)	33.3%
Taxes Other than Income Taxes	1.8	1.1	65.6%	33.9%	4.4	4.7	(5.9%)
EBITDA	**52.4**	**43.8**	**19.6%**	**8.8%**	**191.6**	**134.7**	**42.2%**
Depreciation and Amortisation	14.3	15.6	(8.5%)	(6.7%)	58.6	63.0	(7.0%)
Operating Income	**38.1**	**28.2**	**35.2%**	**16.1%**	**133.0**	**71.7**	**85.5%**
Other Expenses (Income)	**83.9**	**17.2**	**388.7%**	**n.m.**	**103.2**	**97.7**	**5.6%**
Net Interest Expenses	1.4	0.8	80.3%	(9.6%)	4.7	5.0	(4.8%)
Net Other Financial Expenses (Income)	0.6	(0.0)	n.m.	n.m.	2.0	(0.0)	n.m.
Equity in Losses (Earnings) of Affiliates	(1.0)	2.3	n.m.	n.m.	(0.7)	6.7	n.m.
Goodwill Amortization	3.8	3.3	14.6%	n.m.	14.8	13.6	8.7%
Losses (Gains) on Disp. of Fixed Assets	0.0	4.3	n.m.	n.m.	0.0	3.9	n.m.
Non recurring Items (Losses / (Gains))	79.0	6.5	n.m.	n.m.	82.4	68.5	20.2%
Income before Income Taxes	**(45.7)**	**11.0**	**n.m.**	**n.m.**	**29.8**	**(26.0)**	**n.m.**
Provision for Income Taxes	108.5	10.0	n.m.	n.m.	82.6	55.8	48.2%
Losses (Income) Applic. to Min. Interests	(1.1)	0.9	n.m.	n.m.	(2.3)	0.9	n.m.
Consolidated Net Income	**61.7**	**21.9**	**181.5%**	**245.6%**	**110.1**	**30.7**	**258.4%**

Consolidated Operating Revenues

In 2004, consolidated operating revenues rose by 6.6% y.o.y to Euro 729.8 million on the back of strong performance in Pay-TV and Broadband Internet as well as the Media division, which showed a strong performance with the recovery in the Portuguese advertising market.

Pay-TV and Broadband Internet revenues increased by 14.5% y.o.y to Euro 495.6 million in 2004, reflecting sustained customer growth, price increases in both the basic service in May and the premium sports channel in September, as well as, the higher penetration of broadband Internet.

Audiovisuals operating revenues fell by 22.7% y.o.y in 2004 to Euro 89.9 million. This decline is mainly due to the termination of the Playstation distribution contract with Sony, which resulted in PT Multimedia no longer selling Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony) and the drop in DVD retail prices. Excluding these effects, audiovisuals operating revenues would have increased by 4.0% in 2004, due to the quality and quantity of movies launched in cinema and video in the third quarter of 2004.

Operating revenues in the Media division increased by 7.0% y.o.y in 2004 to Euro 154.3 million, as a result of revenue growth from advertising (+7.9% y.o.y), circulation (+13.3% y.o.y), and the sale of promotional products (+3.2% y.o.y).

Table 4 – Consolidated Operating Revenues

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Pay TV and Broadband Internet	131.4	117.2	12.1%	6.0%	495.6	432.8	14.5%
Audiovisuals	22.9	40.3	(43.2%)	0.9%	89.9	116.3	(22.7%)
Media	38.4	39.3	(2.3%)	9.5%	154.3	144.2	7.0%
Other and Eliminations	(1.9)	(2.1)	n.m.	n.m.	(10.0)	(8.9)	n.m.
Total Operating Revenues	**190.8**	**194.8**	**(2.1%)**	**6.6%**	**729.8**	**684.3**	**6.6%**

In 2004, Pay-TV and Broadband Internet revenues accounted for 67.9% of consolidated operating revenues, while Audiovisuals and Media revenues represented 12.3% and 21.1% respectively.

EBITDA

EBITDA increased by 42.2% y.o.y in 2004 to Euro 191.6 million, with EBITDA margin reaching 26.3%, an improvement of 6.6pp over 2003. In the fourth quarter of 2004, consolidated EBITDA margin reached 27.5%, an increase of 5.0pp over the same period of 2003.

The improvement in consolidated EBITDA and margin was achieved on the back of strong performance in the Pay-TV and Broadband Internet business, underpinned by a sustained increase in revenues and coupled with strict cost control. Pay-TV and Broadband Internet EBITDA margin continued to expand, reaching 39.6% in the fourth quarter of 2004, an increase of 5.7pp over the same period of 2003 and a 2.5pp increase over the third quarter of 2004.

Table 5 – EBITDA by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 Margin	2004	2003	y.o.y	2004 Margin
Pay TV and Broadband Internet	52.0	39.7	31.0%	39.6%	182.8	128.2	42.6%	36.9%
Audiovisuals	1.4	2.8	(52.3%)	5.9%	11.4	10.9	4.4%	12.7%
Media	3.8	5.4	(29.1%)	10.0%	10.1	5.2	95.5%	6.5%
Other and Eliminations	(4.8)	(4.2)	n.m.	n.m.	(12.7)	(9.6)	n.m.	n.m.
Total EBITDA	**52.4**	**43.8**	**19.6%**		**191.6**	**134.7**	**42.2%**	
EBITDA Margin (%)	27.5%	22.5%	5.0pp		26.3%	19.7%	6.6pp	

In 2004, the Pay-TV and Broadband Internet business accounted for 95.4% of consolidated EBITDA.

Consolidated Operating Costs

Consolidated operating costs amounted to Euro 596.8 million in 2004, a decrease of 2.6% y.o.y, despite the 6.6% y.o.y increase in operating revenues.

Wages and salaries increased by 2.8% y.o.y in 2004 to Euro 87.3 million, equal to 12.0% of consolidated revenues. Wages and salaries in the Pay-TV and Broadband Internet business (28% of consolidated wages and salaries) decreased by 13.2% y.o.y in 2004. Wages and salaries in Media, which corresponded to more than 50% of consolidated wages and salaries, increased by 12.7% y.o.y, due to higher commissions paid to the sales force in connection with increased advertising sales, salary harmonisation in Global Notícias (PT Multimedia publications company) and the reclassification of costs associated with personnel seconded by other group companies from other general and administrative expenses to wages and salaries. In Audiovisuals, wages and salaries decreased by approximately 1.3% y.o.y. despite the consolidation of thirteen months of Warner Lusomundo activity in 2004. Excluding this effect, Audiovisuals' wages and salaries in 2004 would have decreased by approximately 3.9% y.o.y.

Programming costs fell by 0.6% y.o.y to Euro 122.4 million in 2004, despite a 7.7% increase in subscribers and a 14.5% increase in Pay-TV subscription revenues. This decrease in programming cost is mainly a result of the reduction in international programming costs, on the back of the renegotiation of international content supply contracts. The Portuguese content costs and Sport TV channel costs increased by more than 3% and 14% respectively, while premium cinema channel costs also increased by 20% due to the launch of the new Lusumundo Action cinema channel.

Maintenance and repairs costs increased by Euro 1.9 million in 2004, as significant Pay-TV customer growth and the strong expansion of broadband services demanded increased network maintenance and repair so as to guarantee higher quality of service levels.

Costs of products sold decreased by 56.6% y.o.y to Euro 25.7 million in 2004, primarily as a result of the end of the distribution of Sony PlayStation consoles and associated games.

Marketing and publicity costs rose by 30.9% y.o.y in 2004 to Euro 39.6 million. Marketing and publicity costs in the Media business increased by Euro 2.2 million (+16% y.o.y) and represented 40.1% of this item in 2004. This was primarily due to an increase in marketing costs related to customer loyalty initiatives, and to the fact that printing costs of promotional gifts, previously recorded in other general and administrative, are now recorded in this cost item. Pay-TV and Broadband Internet marketing and advertising costs (36% of consolidated marketing and advertising costs) increased by Euro 5.2 million y.o.y as a result of adverting costs incurred in connection with the launch of the new premium cinema channel, Lusomundo Action, and the new prepaid broadband Internet service, Zzt, which were entirely accounted for as costs in this period. Audiovisuals marketing and advertising costs increased by Euro 2.1 million in 2004, primarily as a result of reinforcing advertising campaigns in video, in response to the promotional sale of DVD collections by daily newspapers and rising DVD piracy. Consolidated marketing and advertising costs represent 5.4% of consolidated revenues in 2004. In the Pay-TV and Broadband Internet business marketing and advertising costs represent 2.9% of revenues in 2004.

Provisions for doubtful receivables, inventories and others decreased by 11.8% y.o.y to Euro 12.6 million in 2004, primarily due to a lower level of provisioning in Pay-TV and Broadband Internet business and in Audiovisuals. Provisions accounted for 1.7% of consolidated operating revenues in 2004.

General and administrative expenses increased by 3.2% y.o.y in 2004 to Euro 189.6 million, primarily because of higher contact centre costs in Pay-TV and Broadband Internet services, as a result of the increased customer base, improvements in customer service support, and the launch of new products. In addition, in the context of improving commercial performance and quality of service in Pay-TV and Broadband Internet, certain adjustments were made with regards to Service Provider remuneration, including increasing commissions paid to these entities during 2004. General and administrative expenses represented 26.0% of consolidated operating revenues in 2004.

Depreciation and amortisation costs decreased by 7.0% y.o.y in 2004, totalling Euro 58.6 million. Capex exceeded depreciation charges by Euro 21.9 million in 2004, resulting in a capex to depreciation ratio of 1.37 times. This cost item accounted for 8.0% of consolidated operating revenues in 2004.

Operating Income

Operating income in 2004 rose by 85.5% y.o.y to Euro 133.0 million. In 2004, operating margin increased by 7.7pp over 2003 to 18.2%. The increase in the operating income is explained by the strong increase in EBITDA.

Net Income

Net income amounted to Euro 110.1 million in 2004, a significant improvement over the Euro 30.7 million booked in 2003.

Net interest expenses amounted to Euro 4.7 million in 2004, compared to Euro 5.0 million in 2003, reflecting the lower level of indebtedness in 2004.

Net other financial expenses amounted to Euro 2.0 million in 2004. This caption mainly includes several financial expenses, primarily banking commissions and related expenses.

Goodwill amortisation increased 8.7% y.o.y to Euro 14.8 million in 2004, as a result of the acquisition of 16.6(6)% of Sport TV, and the acquisition of 100% of "Ocasião". In 2004, this caption included mainly the amortisation of goodwill related to investments in media (Euro 7.8 million) and audiovisuals (Euro 6 million) assets.

Equity accounting earnings of affiliated companies totalled Euro 0.7 million in 2004, compared to loses of Euro 6.7 million in 2003. This improvement resulted primarily from a reduction in the losses of Sport TV (from Euro 5.1 million to Euro 0.8 million) and an increase in the earnings of Lisboa TV (from Euro 0.1 million to Euro 0.9 million).

Net non-recurring costs amounted to Euro 82.4 million in 2004, which compares to Euro 68.5 million in 2003. In 2004, this caption mainly included: (i) a provision of Euro 40.0 million to cover any potential impairment in the audiovisuals business and (ii) a provision of Euro 26.3 million related to the dismantling of the analogical cable premium offer and to the replacement of the current satellite encryption system by the Aladin encryption system. In addition in 2004, provisions were reinforced regarding (i) disconnections that may lead to an anticipated amortization of the last mile, (ii) costs associated with restructuring plans previously planned, primarily in the Media business and (iii) other general risks and estimated losses on certain financial investments.

Provisions for income taxes totalled Euro 82.6 million in 2004, compared to Euro 55.8 million in 2003. The provision for income tax recorded in 2004 is mainly a result of the recognition of a deferred tax asset of Euro 103 million related to the liquidation of Lusomundo, Sociedade Gestora de Participações Sociais, S.A..

4. CAPEX

Table 6 – Capex by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 % Rev.	2004	2003	y.o.y	2004 % Rev.
Pay TV and Broadband Internet	38.2	12.2	212.0%	29.1%	70.6	44.4	59.0%	14.3%
Audiovisuals	1.5	3.1	(51.1%)	6.6%	3.6	7.4	(51.1%)	4.1%
Media	0.8	2.6	(68.1%)	2.2%	6.0	4.5	33.0%	3.9%
Other	0.1	0.4	n.m.	n.m.	0.2	1.0	n.m.	n.m.
Total Capex	**40.6**	**18.3**	**121.5%**	**21.3%**	**80.5**	**57.4**	**40.2%**	**11.0%**

In 2004, capex totalled Euro 80.5 million, an increase of 40.2% y.o.y. The weight of capex in operating revenues in 2004 was 11.0%.

Capex in the Pay-TV and Broadband Internet business amounted to Euro 70.6 million in 2004. This includes Euro 19.4 million related to the purchase of usage rights for a fourth satellite transponder until the end of its useful life, estimated at December 2016. The payment of this Euro 19.4 million will occur over the course of the transponder's useful life, thus making it a non cash item. Capex in Pay-TV and Broadband Internet business also includes approximately Euro 15 million invested in the renewal of information systems. Excluding these two non recurring items, capex in Pay-TV and Broadband Internet would have totalled Euro 36.2 million, a decrease of 18.4% y.o.y.

Audiovisuals capex amounted to Euro 3.6 million in 2004, with Euro 1.8 million invested in the expansion, renovation and maintenance of cinema theatres.

Capex in the media division amounted to Euro 6.0 million, an increase of Euro 1.5 million y.o.y, as a result of the need to renew Naveprinter's printing equipment, which required an investment of Euro 2.7 million.

5. EBITDA MINUS CAPEX

Table 7 – EBITDA minus Capex by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 % Rev.	2004	2003	y.o.y	2004 % Rev.
Pay TV and Broadband Internet	13.8	27.5	(49.8%)	10.5%	112.2	83.8	33.9%	22.6%
Audiovisuals	(0.2)	(0.3)	(39.1%)	(0.7%)	7.7	3.4	124.6%	8.6%
Media	3.0	2.8	(7.3%)	7.8%	4.1	0.6	541.6%	2.6%
Other	(4.9)	(4.5)	n.m.	n.m.	(12.9)	(10.6)	n.m.	n.m.
Total	**11.8**	**25.5**	**(53.7%)**	**6.2%**	**111.1**	**77.2**	**43.8%**	**15.2%**

EBITDA minus Capex grew by 43.8% y.o.y in 2004, reaching Euro 111.1 million, equivalent to 15.2% of operating revenues. Almost all of PT Multimedia's EBITDA minus Capex was generated by the Pay-TV and

Broadband Internet division, which experienced strong growth in EBITDA, combined with capex control and rationalisation.

6. CONSOLIDATED BALANCE SHEET

Table 8 – Consolidated Balance Sheet

Euro million	**31 December 2004**	**31 December 2003**
Current Assets	397.4	299.3
Cash and Cash Equivalents	26.7	25.6
Accounts Receivable-Trade, Net	100.6	112.9
Accounts Receivable-Other, Net	67.8	47.6
Inventories, Net	18.1	15.6
Prepaid Expenses and Other Current Assets	20.4	18.2
Deferred Taxes	163.8	79.3
Investments, Net	90.2	59.2
Fixed Assets, Net	307.5	295.1
Intangible Assets, Net	121.7	31.8
Goodwill, Net	228.9	215.3
Total Assets	**1,145.7**	**900.7**
Current Liabilities	274.8	295.2
Short Term Debt	25.0	6.5
Accounts Payable-Trade	124.7	167.0
Accounts Payable-Other	41.8	33.1
Accrued Expenses	59.6	59.4
Taxes Payable	13.6	19.2
Deferred Income	7.2	5.6
Deferred Taxes	2.9	4.6
Medium and Long Term Debt	78.1	78.2
Other Non-Current Liabilities	293.3	125.9
Total Liabilities	**646.2**	**499.3**
Minority Interests	**10.8**	**9.8**
Total Shareholders' Equity	**488.7**	**391.5**
Total Liabilities, Minorities and Shareholders' Equity	**1,145.7**	**900.7**

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as at 31 December 2004 amounted to 8.2% compared to 14% at the end of 2003, while the equity plus long term debt to total assets ratio decreased from 52.1% to 49.5% over the same period.

As at the end of December 2004 the net debt to EBITDA ratio was 0.2 times and the EBITDA cover was 40.5 times.

Consolidated Net Debt

Table 9 – Consolidated Net Debt

Euro million	31 December 2004	31 December 2003	Δ y.o.y	y.o.y
Short Term	**25.0**	**21.5**	**3.6**	**16.6%**
Medium and Long Term	**78.1**	**78.2**	**(0.0)**	**(0.0%)**
Shareholder Loans	67.3	67.3	0.0	0.0%
Commercial Paper	10.9	10.9	(0.0)	(0.3%)
Total Indebtedness	**103.2**	**99.6**	**3.5**	**3.5%**
Cash and Cash Equivalents	26.7	25.6	1.1	4.5%
Loans to Shareholders	32.0	8.5	23.5	274.7%
Net Debt	**44.4**	**65.5**	**(21.1)**	**(32.2%)**

As at 31 December 2004, total indebtedness was Euro 103.2 million, of which 75.7% was medium and long term. As at 31 December 2004, 67.0% of total indebtedness was in the form of shareholder loans granted by Portugal Telecom.

Consolidated net debt as at 31 December 2004 amounted to Euro 44.4 million, a decrease of Euro 21.1 million compared to year-end 2003. This reduction in net debt was achieved despite additional paid-in capital contributions of Euro 40 million attributed to Sport TV in July in connection with the acquisition of broadcasting rights of Portuguese football league matches for the 2004/2005 to 2007/2008 seasons. In 2004, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and paid Euro 12.6 million in connection with 2003 dividends. In addition, Euro 5.5 million was invested in the acquisition of the classifieds newspaper Ocasião and a Euro 5 million payment was made for an additional 52.51% stake in Naveprinter.

Shareholders' Equity

At 31 December 2004, shareholders' equity amounted to Euro 488.7 million, an increase of Euro 97.2 million from the end of 2003. This is a result of net income generated during the period of Euro 110.1 million which compensated the Euro 12.6 million dividends paid out for 2003.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company. As at 31 December 2004, distributable reserves of PT Multimedia amounted to approximately Euro 244 million. The level of distributable reserves is impacted by the amount of (i) treasury stock owned, (ii) net income generated and (iii) dividends paid out.

7. PAY-TV AND BROADBAND INTERNET BUSINESS

Table 10 – Pay-TV and Broadband Internet Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**131.4**	**117.2**	**12.1%**	**6.0%**	**495.6**	**432.8**	**14.5%**
Pay TV	98.7	89.4	10.4%	2.7%	378.1	334.3	13.1%
Broadband	21.9	18.2	20.2%	8.0%	81.4	64.7	25.8%
Advertising	6.4	5.2	22.9%	46.2%	20.5	14.9	37.6%
Other	4.5	5.8	(23.7%)	37.5%	15.6	18.8	(16.9%)
Operating Costs excluding D&A	**79.4**	**77.5**	**2.4%**	**1.8%**	**312.8**	**304.5**	**2.7%**
Wages and Salaries	5.9	7.4	(19.4%)	1.2%	24.4	28.2	(13.2%)
Costs of Telecommunications	7.5	6.4	17.1%	24.7%	26.8	25.2	6.4%
Programming Costs	31.4	31.8	(1.1%)	1.8%	122.4	123.2	(0.6%)
Maintenance and Repairs	4.1	5.0	(19.3%)	(2.5%)	14.8	12.9	14.4%
Marketing and Publicity	4.2	2.9	41.4%	47.3%	14.3	9.1	57.8%
Other General & Administrative	25.7	23.4	10.0%	3.1%	101.2	92.9	8.9%
Costs of Products Sold	3.3	3.5	(4.8%)	62.1%	9.3	8.4	10.0%
Provisions	1.0	0.8	29.6%	(54.3%)	6.8	8.5	(20.3%)
Taxes Other than Income Taxes	0.4	0.5	(6.3%)	25.4%	1.7	1.7	(2.5%)
Other Net Operating Income	(4.3)	(4.1)	(2.8%)	(215.4%)	(9.0)	(5.6)	(60.1%)
EBITDA	**52.0**	**39.7**	**31.0%**	**13.1%**	**182.8**	**128.2**	**42.6%**
Depreciation and Amortisation	10.9	10.7	1.4%	(6.1%)	43.4	46.2	(5.9%)
Operating Income	**41.1**	**29.0**	**41.9%**	**19.6%**	**139.4**	**82.0**	**69.9%**
EBITDA Margin	39.6%	33.9%	5.7pp	2.5pp	36.9%	29.6%	7.3pp
Capex	38.2	12.2	212.0%	242.2%	70.6	44.4	59.0%
Capex as % of Revenues	29.1%	10.4%	18.6pp	20.1pp	14.3%	10.3%	4.0pp
EBITDA - Capex	13.8	27.5	(49.8%)	(60.4%)	112.2	83.8	33.9%

Operating revenues in Pay-TV and Broadband Internet amounted to Euro 131.4 million in the fourth quarter of 2004, an increase of 12.1% y.o.y, as a result of sustained revenue growth from Pay-TV, broadband Internet, and advertising.

Pay-TV revenues amounted to Euro 98.7 million in the fourth quarter of 2004, an increase of 10.4% y.o.y, as a result of the 7.7% y.o.y increase in the customer base coupled with a 4.1% y.o.y increase in ARPU, due to higher penetration of broadband Internet, and a price increase in both the basic package in May and the premium Sports channel in September.

Broadband Internet revenues totalled Euro 21.9 million in the fourth quarter of 2004, an increase of 20.2% y.o.y, due to robust growth in the number of accesses, despite the dilution of ARPU as a result of the increase in penetration and the take-up of "Light" and prepaid services (Zzt!).

Advertising revenues amounted to Euro 6.4 million in the fourth quarter of 2004, an increase of 22.9% y.o.y, resulting from a steady increase in Pay-TV audience levels.

EBITDA rose by 31% y.o.y in the fourth quarter of 2004 to Euro 52.0 million. EBITDA margin grew sequentially, reaching 39.6% in the fourth quarter, corresponding to an increase of 5.7pp over the same period of 2003 and an improvement of 2.5pp over the third quarter of 2004.

In the fourth quarter of 2004, the growth of EBITDA and EBITDA margin reflected growth in revenues from Pay-TV, Broadband Internet, and advertising, continuous investment in increasing the client base, and a rigorous cost rationalisation programme.

Wages and salaries decreased by 19.4% y.o.y in the fourth quarter of 2004, as a result of the integration of Pay-TV and Broadband Internet regional structures into a single legal entity and staff reduction undertaken during 2003.

In the fourth quarter of 2004, programming costs decreased by 1.1% y.o.y, due to the fact that programming costs in the fourth quarter of 2003 include 8 months of Lusomundo cinema premium channels costs. Adjusting costs for the fourth quarter of 2003, programming costs increased by approximately 5% in the fourth quarter of 2004, essentially due to an increase in costs with regards to the Premium sports channel, Sport TV. Given that Sport TV costs are indexed to the revenues it generates, the 5% increase in Sport TV subscriptions and the increase of its price in September 2004, led to a 24% increase in Sport TV programming costs. The increase in programming costs was also related to the introduction of new channels in 2004, namely the Lusomundo Action premium channel and other international channels, such as AXN, the Discovery Channel and the Extreme Sports channel, which significantly enriched PT Multimedia's Pay-TV offer.

The increase in fourth quarter marketing and publicity costs and general and administrative costs over the same period in 2003 was related to investments made in the repositioning of the TV Cabo brand, greater commercial activity, the need to promote new products launched during 2004, and intensified advertising efforts during the Christmas period.

Capex in the Pay-TV and Broadband Internet business amounted to Euro 70.6 million in 2004. This includes Euro 19.4 million related to the purchase of usage rights for a fourth satellite transponder over the course of its useful life, estimated at December 2016. The payment of these Euro 19.4 million will occur during the rest of the transponder's useful life, thus making it a non cash item. Capex in Pay-TV and Broadband Internet business also includes approximately Euro 15 million invested in the renewal of information systems. Excluding these two non recurring items, capex in Pay-TV and Broadband Internet business decreased 18.4% y.o.y to Euro 36.2 million, equivalent to 7.3% of revenues.

In 2004, EBITDA minus Capex reached Euro 112.2 million, an increase of 33.9% over 2003. Excluding non cash items, 2004 EBITDA minus Capex amounted to Euro 131.6 million, an increase of 57.1% y.o.y.

8. AUDIOVISUALS BUSINESS

Table 11 – Audiovisuals Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**22.9**	**40.3**	**(43.2%)**	**0.9%**	**89.9**	**116.3**	**(22.7%)**
Theatrical Exhibition	10.1	10.4	(3.0%)	(15.7%)	46.7	42.5	9.8%
Film Distribution	3.0	2.2	37.0%	13.7%	8.8	7.5	17.8%
Exhibition Rights	2.2	1.8	21.4%	(2.6%)	7.3	4.4	65.1%
Video	7.5	10.2	(26.5%)	29.8%	25.9	29.7	(13.0%)
Videogames	0.0	15.7	n.m.	n.m.	1.1	31.5	(96.4%)
Other	(0.0)	(0.1)	n.m.	n.m.	0.1	0.6	(84.6%)
Operating Costs excluding D&A	**21.5**	**37.5**	**(42.6%)**	**20.3%**	**78.5**	**105.4**	**(25.5%)**
Costs of Products Sold	1.9	18.5	(89.6%)	23.4%	8.7	40.5	(78.5%)
Marketing and Publicity	2.7	2.2	22.0%	20.6%	9.8	7.7	27.3%
Other General & Administrative	14.3	16.0	(10.3%)	16.2%	52.5	51.8	1.4%
Wages and Salaries	2.3	2.7	(12.9%)	1.4%	9.7	9.9	(1.3%)
Provisions	0.6	(0.5)	n.m.	n.m.	(0.4)	0.1	n.m.
Other Net Operating Income	(0.4)	(1.4)	72.9%	26.8%	(1.8)	(4.6)	60.6%
EBITDA	**1.4**	**2.8**	**(52.3%)**	**(71.7%)**	**11.4**	**10.9**	**4.4%**
Depreciation and Amortisation	1.9	3.0	(36.8%)	9.0%	7.4	8.1	(8.6%)
Operating Income	**(0.6)**	**(0.2)**	**191.7%**	**n.m.**	**4.0**	**2.8**	**(42.2%)**
EBITDA Margin	5.9%	7.0%	(1.1pp)	(15.2pp)	12.7%	9.4%	3.3pp
Capex	1.5	3.1	(51.1%)	39.1%	3.6	7.4	(51.1%)
Capex as % of Revenues	6.6%	7.7%	(1.1pp)	1.8pp	4.1%	6.4%	(2.4pp)
EBITDA - Capex	(0.2)	(0.3)	39.1%	n.m.	7.7	3.4	124.6%

In 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in thirteen months of Warner Lusomundo activity (from December of 2003 to December of 2004) being incorporated into PT Multimedia's consolidated results for 2004, while 2003 results reflected Warner Lusomundo activity from December 2002 to November 2003.

Following Sony's decision to operate directly in Portugal (as of 1 April 2004), in line with its worldwide decision, PT Multimedia ceased to distribute the PlayStation console and associated videogames, as well as the Columbia video catalogue (Sony Group cinema producer).

Audiovisuals operating revenues amounted to Euro 22.9 million in the fourth quarter of 2004, a decrease of 43.2% y.o.y. Excluding revenues from Sony products (Playstation consoles, videogames, and Columbia video) in the fourth quarter of 2003, audiovisuals revenues decreased by 3.9% y.o.y in the fourth quarter of 2004.

Cinema exhibition revenues in the fourth quarter of 2004 amounted to Euro 10.1 million, a decrease of 3% y.o.y, as the 2% increase in average ticket sales price was insufficient to compensate for the decrease in total ticket sales of 5.6%.

Film distribution revenues were up by 37% y.o.y in the fourth quarter of 2004, primarily due to the success of the blockbusters "The Incredibles", "Collateral", and "Bridget Jones Diary: The Edge of Reason".

Video revenues decreased by 26.5% y.o.y in the fourth quarter of 2004, due in part to the fact that PT Multimedia ceased distributing Columbia videos as of 1 April 2004, but primarily because the portfolio of new releases was less popular than in the fourth quarter of 2003, despite the successful launch of: "Aladdin", "Home on the Range", and "Mulan 2". The video segment continues to suffer from the reduction of the DVD cover price and growing DVD piracy.

The decrease in videogames revenues is due to the fact that the distribution contract for Sony's Playstation and associated videogames was cancelled as of 1 April 2004.

Audiovisual's EBITDA totalled Euro 1.4 million, corresponding to a margin of 5.9% in the fourth quarter of 2004. EBITDA margin performance in the fourth quarter of 2004 reflects the decrease of the Cinema exhibition unit margin due to a decrease in the number of tickets sold, which led to less dilution of fixed costs.

Capex in the audiovisual business totalled Euro 3.6 million in 2004, Euro 3.8 million less than in the same period of 2003 and equivalent to 4.1% of revenues. EBITDA minus Capex increased by Euro 4.3 million y.o.y, totalling Euro 7.7 million in 2004.

9. MEDIA BUSINESS

Table 12 – Media Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**38.4**	**39.3**	**(2.3%)**	**9.5%**	**154.3**	**144.2**	**7.0%**
Advertising	21.6	21.5	0.3%	33.0%	76.7	71.1	7.9%
Copies Sold	11.8	9.1	28.9%	8.2%	44.8	39.6	13.3%
Complementary Products	5.8	7.6	(24.1%)	(18.0%)	30.3	29.4	3.2%
Other	(0.8)	1.0	(173.4%)	(186.5%)	2.4	4.1	(42.8%)
Operating Costs excluding D&A	**34.6**	**33.9**	**1.9%**	**1.0%**	**144.2**	**139.0**	**3.7%**
Costs of Products Sold	2.2	5.4	(58.9%)	(17.0%)	14.7	18.2	(18.9%)
Raw Materials and Consumables	4.9	5.5	(10.1%)	14.6%	19.7	20.4	(3.7%)
Marketing and Publicity	3.6	2.8	29.3%	18.1%	15.9	13.7	15.7%
Other General & Administrative	10.7	9.1	17.4%	5.3%	41.3	40.0	3.2%
Wages and Salaries	13.0	10.2	27.6%	17.6%	45.6	40.4	12.7%
Provisions	0.1	0.9	(93.0%)	(97.3%)	6.0	5.3	13.7%
Other Net Operating Income	0.1	0.1	1.8%	(92.2%)	1.0	1.0	0.6%
EBITDA	**3.8**	**5.4**	**n.m.**	**351.7%**	**10.1**	**5.2**	**n.m.**
Depreciation and Amortisation	1.4	2.0	(28.8%)	(24.8%)	7.0	7.2	(3.0%)
Operating Income	**2.4**	**3.4**	**29.3%**	**n.m.**	**3.1**	**(2.0)**	**n.m.**
EBITDA Margin	10.0%	13.8%	(3.8pp)	7.6pp	6.5%	3.6%	3.0pp
Capex	0.8	2.6	(68.1%)	(33.7%)	6.0	4.5	33.0%
Capex as % of Revenues	2.2%	6.7%	(4.5pp)	(1.4pp)	3.9%	3.1%	0.8pp
EBITDA - Capex	3.0	2.8	7.3%	n.m.	4.1	0.6	541.6%

In the fourth quarter of 2004, Empresa Gráfica Funchalense was excluded from PT Multimedia's consolidation and was consolidated by the equity method. In addition, Naveprinter was fully consolidated for the first time since Global Notícias increased its stake in the company to 90.98%.The impact of these changes is fully reflected in the fourth quarter accounts.

Operating revenues decreased by 2.3% y.o.y in the fourth quarter of 2004 to Euro 38.4 million. The increase in advertising and circulation revenues was insufficient to compensate the decrease in complementary products revenues and the negative value recorded in other revenues, which was derived from the exclusion of Empresa Gráfica Fuchalense from PT Multimedia's full consolidation in the fourth quarter.

In the fourth quarter of 2004, advertising revenues in the Media unit increased by 0.3% y.o.y, as many advertisers spent a large part of their advertising budget during the Euro 2004 football championship. In 2004, advertising revenues increased 7.9% y.o.y, reflecting the recovery of the Portuguese advertising market.

Revenues from newspaper and magazine sales rose by 28.9% y.o.y in the fourth quarter of 2004, as a result of an increase in paid circulation in both Jornal de Notícias and 24 Horas, as well as an increase in the cover price of all PT Multimedia newspapers. Revenues associated with the sale of complementary products decreased by 24.1% y.o.y in the fourth quarter of 2004, due to a reduced number of promotional product campaigns in that period.

EBITDA amounted to Euro 3.8 million in the fourth quarter of 2004, a decrease of Euro 1.6 million over the same period in 2003, primarily due a decrease in revenues and an increase in marketing costs, general and administrative costs, and wages and salaries. The increase in marketing costs is due to reinforcement of customer loyalty programs, while increased wages and salaries results from variable compensation related with sales and responsibilities with vacation pay and bonus. General and administrative costs increased in the fourth quarter of 2004 due to greater commercial activity and increased printing costs associated with the launch of a new automotive magazine (Motor 24) distributed on Sundays, with the 24 Horas tabloid, whose cover price increased from Euro 0.65 to Euro 1.0.

These increases in costs also explain the decrease in EBITDA margin in the fourth quarter when compared to the same period of 2003.

In 2004, Capex in the Media business totalled Euro 6.0 million, equivalent to 3.9% of revenues. The increase in Capex of Euro 1.5 million over the same period of last year was due to the renewal of printing equipment at Naveprinter, corresponding to an investment of Euro 2.7 million.

EBITDA minus Capex amounted to Euro 4.1 million in 2004, a significant improvement over the Euro 0.6 million recorded in 2003.

10. FOURTH QUARTER EVENTS AND RECENT DEVELOPMENTS

- On 28 December 2004, PT Multimedia announced the restructuring of its balance sheet, the intention of launching a share buyback in 2005 of up to 10% of its outstanding capital and a 1-for-2 stock split. The balance sheet restructuring consisted of increasing distributable reserves in the amount of Euro 169 million, as a result of a net extraordinary result of Euro 40 million recorded in 2004 and an increase of Euro 129 million in distributable reserves derived from a corporate restructuring to be undertaken by year-end. The share buyback program will consist of offering 1 put warrant for each share held by PT Multimedia shareholders. Ten warrants will entitle a shareholder to sell 1 PT Multimedia share at a strike price of Euro 21.5 per share. Alternatively, for shareholders unwilling to dispose of their shares, the warrants will be listed and freely tradable for two weeks on Euronext Lisbon, with the liquidity being assured by financial institutions contracted by PT Multimedia to act as market-makers for such warrants. Upon completion of the share buyback and subject to shareholder approval PT Multimedia will initiate a process of a stock split, whereby each shareholder will receive an additional share for each share held.
- On 28 February 2005, PT Multimedia announced that it had concluded the process for the sale of Lusomundo Serviços, SGPS, S.A., including the 80.91% shareholding in Lusomundo Media, SGPS, S.A., through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. The sale is conditional upon the non-opposition of the Portuguese Competition Authority ("Autoridade da Concorrência"), following a binding opinion of the Portuguese Media Authority ("Alta Autoridade para a Comunicação Social"). The transaction assumes an enterprise value of Euro 300.4 million for 100% of Lusomundo Serviços, SGPS, S.A. and 100% of all of its subsidiaries. In order to simplify the acquisition, prior to closing, PT Multimedia will acquire the 5.94% stake in Lusomundo Media, SGPS, S.A. directly held by Portugal Telecom, SGPS, S.A.. The proceeds for PT Multimedia will be equivalent to Euros 173.8 million, of which Euros 10.1 million will be paid to Portugal Telecom, SGPS, S.A. for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media, SGPS, S.A.. The impact of the sale of Lusomundo Serviços, SGPS, S.A. on PT Multimedia 2005 net income will be of Euro 45.0 million. The total reduction of PT Multimedia net debt due to this transaction will be 197.6 million Euros, which includes the proceeds of the sale (Euro 163.7 million) and the deconsolidation of Lusomundo Serviços SGPS, S.A net debt (Euro 33.9 million).

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Except for historical information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.